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	July 11, 2014	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE SYDNEY

FOIA CONFIDENTIAL TREATMENT REQUEST

VIA HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Dana Brown

Re:	El Pollo Loco Holdings, Inc.
FOIA Confidential Treatment Request Regarding Price Range Submitted

Dear Mr. Brown:

We are acting as counsel to El Pollo Loco Holdings, Inc., a Delaware corporation (the “Company”), in connection with its Registration Statement on Form S-1, as amended (File No. 333-197001) (the “Registration Statement”), initially confidentially submitted with the Securities and Exchange Commission (the “Commission”) on April 25, 2014 and subsequently amended through the filing of the Registration Statement on June 24, 2014. On behalf of the Company, we hereby confidentially provide to the staff of the Commission (the “Staff”) the anticipated price range (the “Price Range”), after giving effect to a proposed 8.56381 for-1 share split, in connection with the Company’s initial public offering (“IPO”) of its common stock, par value $0.01 per share. The Price Range is set forth in the exhibit attached to this letter. In light of the volatile nature of the capital markets, the Price Range is subject to change based upon market conditions, Company performance and other factors. Additionally, for your review in advance of the distribution of preliminary prospectuses, we are submitting supplementally to this letter, an excerpt from the prospectus containing certain information relating to the Company’s stock based compensation following the proposed stock split in Annex A to this letter. The Company intends to include the foregoing information in an amendment to Registration Statement to be filed before the distribution of preliminary prospectuses.

The Company expects to amend its Registration Statement on or about July 14, 2014, to reflect the estimated price range and share amounts, to add the presentation of the preliminary results for the thirteen weeks ended June 25, 2014 discussed below, in connection with the printing of Preliminary Prospectuses and commencement of the road show. The Company and the underwriters are currently preparing to begin the road show for the offering on or about July 15, 2014. To the extent feasible, we would appreciate the Staff’s efforts to provide any further comments as soon as possible.

Given the contemplated timetable discussed above, we are supplementally providing herewith the proposed format for the presentation of the Company’s preliminary results for the thirteen weeks ended June 25, 2014 in the exhibit attached to this letter, which information is expected to be included in the amendment to the Registration Statement contemplated to be filed on or about July 14, 2014.

Confidential Treatment Request

Pursuant to the provisions of 17 C.F.R. § 200.83, we respectfully request confidential treatment under the Freedom of Information Act (5 U.S.C. § 552) (the “FOIA”) of the Price Range.

In connection with providing the Price Range to the Staff supplementally, we also hereby request, pursuant to the FOIA and the applicable rules of the Commission, and for the reasons set forth below, that the Price Range, this letter and any memoranda, notes or other writings of any sort whatsoever that are or have been made by any employee of the Commission (or of any other government agency) that incorporate, include or relate to any of the matters (i) regarding the Price Range or (ii) in connection with any conference, meeting, telephone conversation or interview between (a) employees, representatives, agents and/or counsel of the Company and (b) employees of the Commission (or any other government agency) that may occur be maintained in confidence and not be made a part of any public writing and not be disclosed to any person.

We believe that the Price Range contains information that is covered by one or more exemptions in the FOIA. In particular, 17 C.F.R. § 200.80(b)(4) exempts disclosure of commercial or financial information that is privileged or confidential. We believe that the Price Range, as well as this letter, any Staff memoranda, notes of conversations or other materials relating thereto, contain privileged and confidential commercial and financial information that is protected from public disclosure pursuant to this exemption.

If any person (including, but not limited to, any government employee who is not an employee of the Commission) requests an opportunity to inspect or copy the information referred to herein, we specifically request that we and the Company be: (i) promptly notified of any such request; (ii) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Commission determination with respect to such request); and (iii) given sufficient advance notice of any intended release so that the Company and its counsel, if deemed necessary or appropriate, may pursue any available remedies. If the Commission is not satisfied that the Price Range is exempt from disclosure pursuant to the FOIA and the applicable rules of the Commission, we hereby request an opportunity to be heard on such matter.

Pursuant to Rule 83 of the Commission’s Rules of Practice, a copy of this request (but not the Price Range) is also being delivered to the Freedom of Information Act Officer of the Commission.

Please do not hesitate to contact the undersigned at (212) 735-4112 or Anthony C. Boogert at (212) 735-2053 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this request. Please acknowledge receipt of this letter by file stamping the enclosed extra copy with your “received” stamp and returning it to the messenger who has been instructed to wait and return it to our attention.

Sincerely,

/s/ Richard B. Aftanas
Richard B. Aftanas

cc:	Freedom of Information Act Officer

FOIA—CONFIDENTIAL TREATMENT REQUESTED

Anticipated Offering Price Range

In early July 2014, we determined, after consultation with the underwriters, that our anticipated initial offering price range would be $[***] to $[***] per share, after giving effect to a 8.56381 for-1 share split that we intend to complete on July 14, 2014.

Preliminary Financial Information

We are currently finalizing our unaudited interim financial statements at and for the thirteen weeks ended June 25, 2014, including our results of operations for that period. While financial statements as of and for such period are not available, based on the information currently available, we preliminarily estimate that for the thirteen weeks ended June 25, 2014, total revenue was between $86.4 million and $86.9 million compared with $81.7 million for the thirteen weeks ended June 26, 2013; income from operations was between $12.4 million and $12.9 million compared with $12.2 million for the thirteen weeks ended June 26, 2013; and comparable restaurant sales growth was between 4.9% and 5.0% compared with 6.9% for the thirteen weeks ended June 26, 2013.

The preliminary financial information above is unaudited and there can be no assurance that it will not vary from our actual financial results as of and for the thirteen weeks ended June 25, 2014. The preliminary financial information above reflects estimates based only on preliminary information available to us as of the date of this prospectus, has not been subject to our normal quarterly closing procedures and adjustments, which may be material, and is not a comprehensive statement of our financial results for the thirteen weeks ended June 25, 2014. Accordingly, you should not place undue reliance on these preliminary estimates. The preliminary financial information should not be viewed as a substitute for full interim financial statements prepared in accordance with accounting principles generally accepted in the United States of America. The estimates above are not necessarily indicative of any future period and should be read together with “Risk Factors,” “Special Note Regarding Forward- Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial Data” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. The preliminary financial information above has been prepared by, and is the responsibility of, our management. Our independent, registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial information and does not express an opinion or any other form of assurance with respect thereto.

*** Confidential treatment has been requested for redacted portions of this exhibit. This copy omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version of this exhibit has been provided separately to the Securities and Exchange Commission.

Annex A

We have historically granted stock options with exercise prices not less than the fair value of our common stock underlying such stock options, as determined on the date of grant by our board of directors, with input from our management and from an independent third-party valuation expert. In fiscal 2013 and 2012, we granted stock options with strike prices of $5.84 per share, which was in excess of the estimated fair value of our common stock on the grant dates. These options, granted at strike prices in excess of fair market value, were intended to incentivize management to increase profitability and expand our business. The following table summarizes, by grant date, the stock options granted since December 26, 2012 and their associated per share exercise prices:

Grant Date	Common Shares Underlying Options Granted	Exercise Price Per Share	Fair Value Per Common Share as Determined by Our Board at Grant Date
April 11-22, 2013	70,651.43	$4.09	$4.09
April 11-22, 2013	141,302.87	$5.84	$4.09
July 15-29, 2013	196,967.63	$4.09	$4.09
July 15-29, 2013	393,935.26	$5.84	$4.09

….

Our board of directors intended that all options granted be exercisable at prices per share not less than the per share fair market value of our common stock underlying those options on the date of grant. The following is a discussion of all options we have granted since December 26, 2012 and the significant factors contributing to the difference between fair values as of the date of each grant and estimated IPO price:

April 11-22, 2013—Options granted on these dates had exercise prices of either $4.09 or $5.84 per share, which was equal to, or greater than, the fair value of our common stock as determined by our board of directors on each grant date. In conjunction with our year-end procedures, our board of directors obtained a third-party valuation of our common stock in December 2012, which suggested a fair value of $4.09 per share. Our board of directors considered this valuation together with other objective and subjective factors in reaching its determination of the fair value of our common stock as of April 2013. In particular, our board of directors considered the general financial condition of the business, the continued illiquidity of our common stock given our status as a private company, the general likelihood of a liquidity event, such as an initial public offering or sale of us or our capital resources at that time and the risks and uncertainties associated with further development and expansion of our business. Our board of directors considered that our financial performance continued to improve, but our board also noted that improvements were in line with the expectations included in the December 2012 valuation.

July 15-29, 2013—Options granted on these dates had exercise prices of either $4.09 or $5.84 per share, which was equal to, or greater than, the fair value of our common stock as determined by our board of directors on each grant date. In conjunction with our year-end procedures, our board of directors obtained a third-party valuation of our common stock as of December 2012, which suggested a fair value of $4.09 per share. Our board of directors considered this valuation together with other objective and subjective factors in reaching its determination of the fair value of our common stock as of July 2013. In particular, our board of directors considered the general financial condition of the business, the continued illiquidity of our common stock given our status as a private company, the continued likelihood of a liquidity event, such as an initial public offering or sale of us or our capital resources at that time and the risks and uncertainties associated with further development and expansion of our business. Our board of directors considered that our financial performance continued to improve, but our board also noted that improvements were in line with the expectations included in the December 2012 valuation.

*** Confidential treatment has been requested for redacted portions of this exhibit. This copy omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version of this exhibit has been provided separately to the Securities and Exchange Commission.

Based upon these considerations, our board of directors determined that no significant change in our business or in expectations of our future business had occurred as of each grant date since the December 2012 valuation that warranted materially different determinations for the value of our common stock than those suggested by the board’s original determination in December 2012 and by the corresponding contemporaneous independent third-party valuation.

The valuation that we obtained as of December 25, 2013 resulted in a fair value of $9.31 per share of common stock. The increase as compared to the 2012 valuation was driven largely by the increase in EBITDA multiples that comparable public companies are trading at, higher multiples that recent transactions have been priced at and the increase in the Company’s revenue and EBITDA growth rates used in the December 25, 2013 valuation (based upon two years of consistent revenue growth). Further, we reduced the discount for lack of marketability between 2012 and 2013, based on the increase in the potential for an initial public offering at the end of 2013. There were no changes in the weightings for the income and market based approaches. We believe it is reasonable to expect that the completion of an initial public offering will add value to the shares of our common stock because they will have increased liquidity and marketability.

*** Confidential treatment has been requested for redacted portions of this exhibit. This copy omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version of this exhibit has been provided separately to the Securities and Exchange Commission.